THE SECURITIES AND EXCHANGE COMMISSION HAS NOT PASSED UPON THE MERITS OR ACCURACY OF THE DISCLOSURES IN THIS FILING

United States Securities and Exchange Commission
Washington, DC

FORM ATS-N

Intentional Misstatements or Omissions of Facts May Constitute Criminal Violations
See 18 U.S.C.1001 and 15 U.S.C. 78ff(a)

File No:

Instinet BlockCross is making this filing pursuant to the Rule 304 under the Securities Exchange Act of 1934

- Does the NMS Stock ATS currently operate pursuant to a Form ATS?

☐ Yes ☒ No

Type of Filing (select one)

☐ Initial Form ATS-N	Rule 304(a)(1)(i)
☐ Material Amendment	Rule 304(a)(2)(i)(A)
☐ Updating Amendment	Rule 304(a)(2)(i)(B)
☒ Correcting Amendment	Rule 304(a)(2)(i)(C)
☐ Order Display and Fair Access Amendment	Rule 304(a)(2)(i)(D)

- Statement about the Form ATS-N Amendment pursuant to Instruction A.7(g) of this form:

  Part III Item 22 is being amended to reflect that, in light of the expiration of Paxos's application for a national banking charter on March 31, 2023, Instinet, LLC has no current plans to resume settling transactions via the Paxos Settlement Service ("PSS"). Instinet, LLC stopped utilizing the PSS when the SEC no-action relief that permitted Paxos to operate the settlement platform on a limited basis expired in late 2021. As previously described herein, only certain transactions were settled via the PSS. Accordingly, this change only applies to the Broker Dealer Operator and subscribers who were Paxos participants. For clarity, the procedures and material arrangements undertaken to facilitate the clearance and settlement of transactions on the NMS Stock ATS are the same for all Subscribers and the Broker-Dealer Operator.

  Part III Items 5, 8, 9(a) and (b), 10, 11, 15, 19(c), and 23 are being amended to remove references to certain contractual rights retained by State Street Global Markets, LLC ("SSGM") that have expired. As a condition of ILLC's purchase of BlockCross on August 11, 2017, SSGM retained a right to transmit IOIs to a subset of ATS Subscribers ("Preferred IOIs"), and ILLC agreed not to charge SSGM for executions in BlockCross. Following the purchase, no connection was enabled to accommodate Preferred IOIs. SSGM's contractual rights expired in August 2022.

  There are no other changes in this amendment.

- Provide the EDGAR accession number for the Form ATS-N filing to be amended: 0000902664-23-002249

Part III: Manner of Operations

   Item 5: Means of Entry

    a. *Does the NMS Stock ATS permit orders and trading interest to be entered directly into the ATS (e.g., via Financial Information eXchange ("FIX") protocol, Binary)?*

       ☐ *Yes*   ☒ *No*

    c. *Are there any other means for entering orders and trading interest into the NMS Stock ATS (e.g., smart order router, algorithm, order management system, sales desk)?*

       ☒ *Yes*   ☐ *No*

If yes, identify and explain the other means for entering orders and trading interest, indicate whether the means are provided through the Broker-Dealer Operator, either by itself or through a third-party contracting with the Broker-Dealer Operator, or through an Affiliate of the Broker-Dealer Operator, and list and provide a summary of the terms and conditions for entering orders or trading interest into the ATS through these means.

BACKGROUND: ILLC offers its clients electronic order handling and execution products and services including the Instinet Trading Products (See Part II, Item 5), and direct access to the ATS. Additionally, ILLC offers its clients order routing and execution support services through the component groups of ILLC's trading desk listed in Part II, Item 1.

Subscribers submit orders to BlockCross via the Front End. Subscribers may submit trading interest to the Front End automatically via blotter integration or manually via FIX connection. Subscribers may also manually submit orders to the Front End by using the BlockCross Desktop Application. All trading interest accesses the ATS via the Front End, including orders routed to BlockCross by the Instinet Algorithms and SOR. All Subscribers may utilize these products and services.

INSTINET ALGORITHMS: A Subscriber utilizing an Instinet Algorithm may select a strategy that, where applicable, may route orders or trading interest to BlockCross. Instinet Algorithm orders routed to BlockCross access the ATS via the Front End. Orders routed to BlockCross by any of the specific Instinet Algorithms will be prioritized, matched, and executed in accordance with the matching and execution logic outlined in Part III, Item 11.

SOR: Orders that are routed to BlockCross via the SOR access the ATS via the Front End and will be prioritized, matched, and executed in accordance with the matching and execution logic outlined in Part III, Item 11.

OMS/EMS: The Instinet OMSs allow users to access the ATS in the following ways: (i) by directing trading interest to the ATS, (ii) by utilizing an Instinet Algorithm (to the extent offered by the Instinet OMS and permissioned to access the ATS), and (iii) by otherwise submitting a non-directed order to ILLC for further handling by trading desk personnel or by entering the order in the SOR. Orders that are routed to BlockCross by the above listed means access the ATS via the Front End and will be prioritized, matched, and executed in accordance with the matching and execution logic outlined in Part III, Item 11.

FRONT END: The Front End allows for possible matching and execution within BlockCross and also offers the client the ability to utilize the Algorithms to seek contra-side interest for their trading interest. Additionally, the Front End allows users to utilize the conditional order and IOI functionalities discussed in Part III, Item 9. Orders entering the ATS via the Front End will be prioritized, matched, and executed in accordance with the matching and execution logic outlined in Part III, Item 11.

In addition to the means of accessing the ATS listed above, Subscribers may submit trading interest to the Front End manually via FIX connection or by integrating the Subscriber's order book (in whole or in part) via blotter integration. Blotter integration occurs when the Front End is integrated directly with another system that contains information relating to that Subscriber's trading interest, such as a Subscriber's order management system. Blotter integration is an automated solution that allows a Subscriber to copy and continuously and automatically "synchronize" all or a designated portion of its order blotter into the Front End. Only Subscribers that utilize the Front End in conjunction with the BlockCross Desktop Application may utilize blotter integration.

Trading interest registered to the Front End will reach the ATS once a potential match is identified and following the post-match requirements of each trading mode (e.g., Firm up process for trading interest submitted in Confirm Mode) and any verification required by the order type (e.g., uncommitted orders).

DESKTOP APPLICATION: The Desktop Application allows users to "manually" manage their trading interest registered to the Front End (e.g., designate orders as committed or uncommitted, select a specific trading mode, or utilize the conditional order and IOI functionalities discussed in Part III, Item 9). Only Subscribers that utilize the Desktop Application may "manually" manage their trading interest registered to the Front End or receive Activity Alerts, Subscriber Generated IOIs, or Agency IOIs, or Preferred IOIs (See Part III, Item 9). Subscribers that do not utilize the Desktop Application may set personalized rules regarding the handling and automatic routing of trading interest registered on the Front End.

d. *If yes to Item 5(c), are the terms and conditions required to be identified in Item 5(c) the same for all Subscribers and the Broker-Dealer Operator?*

☐ *Yes*   ☒ *No*

If no, identify and explain any differences.

Only Subscribers that utilize the Desktop Application in conjunction with the Front End may utilize blotter integration. Only Subscribers that utilize the Desktop Application may "manually" manage their trading interest in the ATS. Subscribers that do not have the Desktop Application may set personalized rules regarding the handling and automatic routing of orders submitted to the Front End.

Subscribers who have registered their trading interest on the Front End, and utilize the Desktop Application, may receive Activity Alerts (See Part III, Item 9) to notify the Subscriber of potential contra-side activity in the Front End.

Activity Alerts are automatically generated by the Front End from time to time throughout the trading day in accordance with parameters set by ILLC in its sole discretion. ILLC will work with Subscribers to customize such parameters thereby allowing Subscribers to tailor the amount and frequency in which they receive Activity Alerts. For example, Subscribers who have requested to receive no more than a certain number of Activity Alerts during a predetermined time period (e.g., over the course of one day) would not receive additional Activity Alerts once that threshold has been met. ILLC will implement such requests in its sole direction.

Item 8: *Order Sizes*

a. *Does the NMS Stock ATS require minimum or maximum sizes for orders or trading interest?*

☒ *Yes*   ☐ *No*

If yes, specify any minimum or maximum order or trading interest size requirements and any related handling procedures.

MINIMUM SIZE REQUIREMENTS: AutoEx orders must have a minimum quantity of 2,500 shares per match. Subscribers may register trading interest of any size on the Front End. Trading interest less than 2,500 shares is ineligible for matching within BlockCross. For example, a Subscriber utilizing blotter integration may allow AutoEx orders comprising less than 2,500 shares to be registered on the Front End; however, such orders will be ineligible for matching. Subscribers may also elect to have the Front End system disregard AutoEx orders for less than 2,500 shares (i.e., the blotter integration functionality would not register specific trading interest on the

Front End for such a Subscriber unless such trading interest is for 2,500 shares or more). BlockCross does not aggregate orders for matching or execution.

Confirm Mode orders must have the minimum quantities set forth below as determined by the underlying security's 30-day average daily trading volume: Micro - 0 to 1,000,000 average daily volume - 5,000 share minimum quantity; Medium - 1,000,001 to 10,000,000 average daily volume - 25,000 share minimum quantity; Large - 10,000,001 and up average daily volume - 100,000 share minimum quantity. Trading interest submitted in Confirm Mode that fails to meet these minimum quantities are ineligible for matching within BlockCross. For example, a Subscriber utilizing blotter integration may allow Confirm mode orders comprising less than the required minimum shares to be registered to the Front End; however, such orders will be ineligible for matching. Subscribers may also elect to have the Front End system disregard Confirm mode orders comprising less than the required minimum shares.

ACTIVITY ALERTS AND INDICATIONS OF INTEREST: The Front End includes certain messaging and conditional order functionality as discussed in Part III, Item 9. Activity Alerts are system generated messages indicating contra-side activity that has been submitted to the Front End in AutoEx mode. Accordingly, to be eligible to receive Activity Alerts Subscribers must have contraside interest registered to the Front End, set for AutoEx mode, and comprising at least 5,000 shares. Additionally, the system will not generate Activity Alerts for trading interest registered to the Front End that comprises less than 5,000 shares or that has been submitted in Confirm mode.

Subscriber Generated IOIs may only be sent by Front End users that have registered their trading interest in Auto Ex mode and such users may only IOI an amount of shares less than or equal to the amount of shares submitted in Auto Ex mode and cannot IOI less than the 5,000 share minimum quantity. Subscribers may receive Agency IOIs ~~or Preferred IOIs~~ for any amount. ~~.~~

b. *If yes to Item 8(a), are the requirements and procedures required to be identified in Item 8(a) the same for all Subscribers and the Broker-Dealer Operator?*

☒ *Yes*   ☐ *No*

c. *Does the NMS Stock ATS accept or execute odd-lot orders?*

☒ *Yes*   ☐ *No*

If yes, specify any odd-lot order requirements and related handling procedures (e.g., odd lot treated the same as round lot).

BlockCross will accept any order subject to any instructions placed on such order by the Subscriber. BlockCross will execute any order that satisfies the minimum order quantity requirements, including a mixed lot order that is not an even multiple of one hundred shares. BlockCross will not execute odd-lot orders.

d. *If yes to Item 8(c), are the requirements and procedures required to be identified in Item 8(c) the same for all Subscribers and the Broker-Dealer Operator?*

☒ *Yes*   ☐ *No*

e. *Does the NMS Stock ATS accept or execute mixed-lot orders?*

☒ *Yes*   ☐ *No*

If yes, specify any mixed lot order requirements and related handling procedures (e.g., mixed lot treated the same as round lot).

BlockCross will execute any order that satisfies the minimum order quantity requirements, including a mixed lot order that is not an even multiple of one hundred shares. By default, mixed lots are treated the same as round lots. However, BlockCross ATS offers functionality to allow Subscribers to limit their order executions to round lots; if a Subscriber elects to use this functionality, BlockCross ATS automatically rounds down the execution amount for both sides of the potential trade to the nearest hundred shares.

f. *If yes, to Item 8(e), are the requirements and procedures required to be identified in 8(e) the same for all Subscribers and the Broker-Dealer Operator?*

☒ *Yes*   ☐ *No*

Item 9: Conditional Orders and Indications of Interest

a. *Does the NMS Stock ATS send or receive any messages indicating trading interest (e.g., IOIs, actionable IOIs, or conditional orders)?*

☒ *Yes*   ☐ *No*

If yes, identify and explain the use of the messages, including information contained in messages (e.g., price or size minimums), how the message is transmitted (e.g., order management system, smart order router, FIX), when the message is transmitted (e.g., automatically by the ATS, or upon the sender's request), the type of Persons that receive the message (e.g., Subscribers, Trading Centers), responses to conditional orders or IOIs (e.g., submission to firm-up conditional orders), and the conditions under which the message might result in an execution in the ATS (e.g., response time parameters, interaction, and matching).

SUBSCRIBER GENERATED IOIS: BlockCross Subscribers that are institutional clients and broker-dealers that have submitted trading interest to the ATS on an agency basis may elect to transmit indications of interest ("**IOIs**") to BlockCross Subscribers that utilize the Desktop Application and have eligible contra-side registered on the Front End (whether that interest be committed or uncommitted and without regard to which trading mode the interest is set) and to one or more classes of users of third-party financial information aggregators (Bloomberg and NYSE's ioinet) (such IOIs, "**Subscriber Generated IOIs**"). Only Subscribers may generate such IOIs and, accordingly, neither the Front End, the ATS, nor ILLC determines whether to transmit such IOIs. Only Subscribers that utilize the Desktop Application and access the ATS via the Front End may manually transmit Subscriber Generated IOIs.

Subscriber Generated IOIs are disseminated by the Front End. However, to send a Subscriber Generated IOI, a Subscriber must have registered a committed or uncommitted order on the Front End for execution in AutoEx mode for at least the quantity of shares that are the subject of the IOI. Subscriber Generated IOIs must be for at least 5,000 shares.

Eligible recipients of Subscriber Generated IOIs include all Desktop Application users with eligible contra-side interest in the ATS (whether that interest be committed or uncommitted) and to certain classes of non-Subscribers, as determined by the Subscriber. When electing to send a Subscriber Generated IOI, the Subscriber can choose to display such IOIs to one or more of the following classes of non-Subscribers: (i) all buy-side institutions; (ii) the fifty largest buy-side institutions as measured by U.S. equity assets under management; and (iii) buy-side institutions with more than $10 billion in U.S. equity assets under management, in each case as determined by information provided by an independent third party data provider. Additionally, all Subscribers may request, from time to time, that a customized distribution list be created based upon particular recipient characteristics, provided, however, that ILLC would not expect any such customized list to be comprised of less than twenty institutions.

Subscriber Generated IOIs that are distributed to other BlockCross Subscribers (Subscriber must be a Desktop Application User and have contraside interest in the ATS) identify side, symbol and size. Subscribers receiving a Subscriber Generated IOI receive a "pop-up" message on their Desktop Application alerting the Subscriber to the trading opportunity. Such Subscribers then elect to trade by setting their trading interest for AutoEx, in which case execution occurs automatically, or the Subscriber may reject the IOI.

Subscriber Generated IOIs that are distributed to third-party financial information aggregators identify symbol and side. If the recipient of a Subscriber Generated IOI is not a Subscriber to BlockCross, it may contact a broker-dealer that is a Subscriber (e.g., ILLC) and instruct that broker-dealer to submit an order for execution to BlockCross.

The ATS does not differentiate between orders submitted in response a Subscriber Generated IOI and other trading interest submitted in ordinary course of operation. Accordingly, orders that are the basis for, or submitted in response to, a Subscriber Generated IOI are subject to the ATS' standard priority, matching, and execution logic. In essence, an order submitted in response to a Subscriber Generated IOI may execute with the trading interest underlying the IOI or may execute with other trading interest in the ATS based on priority.

AGENCY IOIS: ILLC is a Subscriber to the ATS. The ILLC agency trading desk may transmit IOIs to those ATS Subscribers that have elected to download and use versions of the BlockCross Desktop Application that include the IOI functionality (Subscribers may choose to continue to use certain legacy versions of the Desktop Application where this functionality was not in operation) and that have opted in to receiving IOIs in this manner (such IOIs, "**Agency IOIs**").

Only ILLC is permitted to submit Agency IOIs. Subscribers must notify ILLC that they would like to receive Agency IOIs and establish a relationship with the ILLC agency trading desk if they wish to receive Agency IOIs. The ILLC agency trading desk is notified of the Subscriber's identity so that they may establish a relationship with the Subscriber.

Agency IOIs notify the Subscriber of targeted trading opportunities on the ILLC agency trading desk by comparing the symbol and side of IOIs submitted by the ILLC trading desk to the Subscriber's trading position information in the Front End. This comparison occurs solely in the Front End and only Subscribers that have the relevant contra-side trading position represented in the Front End actually receive the Agency IOI. Accordingly, if the ILLC agency trading desk directs an Agency IOI to a particular Subscriber, the absence of a response from that Subscriber could be due to a lack of interest in entering into the transaction in the underlying security or because the Subscriber never received the Agency IOI because it did not have a contra-side trading position in the underlying security.

The ILLC agency trading desk does not have access to Subscriber order or trade position information in the Front End. Positions that are in the Front End, include those orders that are also submitted on a committed or uncommitted basis to BlockCross.

Subscribers receiving an Agency IOI would receive a "pop-up" message on their Desktop Application alerting the Subscriber to the trading opportunity. The "pop-up" message displays to the receiving Subscriber symbol, side, and size of the trading opportunity. If the Subscriber is interested in the trading opportunity presented by an Agency IOI, it may use functionality built into the BlockCross Desktop Application to establish communication with the ILLC agency trading desk and begin negotiations regarding a potential transaction related to the interest underlying the Agency IOI, or may communicate with the ILLC agency desk though other means. If the Subscriber elects to initiate a negotiation with the ILLC agency trading desk, the Subscriber's order or trading interest (whether the order or trading interest is represented in the Front End or the Front End and ATS) remains eligible for matching on BlockCross unless the Subscriber chooses to route the order to the ILLC agency desk or otherwise makes its order or trading interest ineligible for execution in BlockCross (e.g., cancelling, changing the terms (size, limit price, minimum quantity, etc.), or by switching the designated trading mode (AutoEx/Confirm Mode)). ILLC would act as broker and agent for both the Subscriber and the other party to the transaction that placed the order being represented by the Agency IOI. Such transactions would be negotiated and executed by the ILLC agency desk and would not be executed in the ATS.

If the Subscriber does not elect to initiate a transaction with the ILLC agency trading desk, no information is communicated to the ILLC agency trading desk regarding the Subscriber's order or trade position.

The Agency IOI functionality does not actually execute IOIs, nor does it allow for any Subscriber name, order or trade position information to flow from the Front End to the ILLC agency trading desk. However, as described above, the ILLC agency trading desk is aware of which Subscribers have opted in to receive Agency IOIs. The ILLC agency trading desk may elect (based upon which Subscribers it knows can receive Agency IOIs) to direct any particular Agency IOI to some, but not all, eligible Subscribers at its sole discretion. In these circumstances, the ILLC agency trading desk does not know whether any of the selected Subscribers have the relevant contra-side trading position that is necessary to actually receive the Agency IOI.

PREFERRED IOIS: is a Subscriber to the ATS. SSGM is not an affiliate of ILLC. SSGM maintains a contractual establish a FIX connection to the Front End that enables the SSGM agency desk to those that use certain versions BlockCross Desktop Application (such IOIs, .

Only SSGM is permitted to submit Preferred IOIs. By default, all ATS Subscribers are permissioned to receive Preferred IOIs. Subscribers must notify ILLC if they wish to opt out of receiving Preferred IOIs. ILLC may share the identity of any Subscriber permissioned to received Preferred IOIs with SSGM. The connection is not currently enabled; however, the contractual term is not scheduled to expire until 2022.

Preferred IOIs notify the Subscriber of targeted trading opportunities on the SSGM agency trading desk by matching IOIs submitted by the SSGM trading desk to the Subscriber's trading position information in the Front End. This matching occurs solely in the Front End and the SSGM agency trading desk does not have access to Subscriber order or trade position information in the Front End. A Subscriber's trading position information includes orders submitted on a committed or uncommitted basis to BlockCross and order positions that remain only in the Front End. If the Subscriber is interested in the trading opportunity presented by a Preferred IOI, it may use functionality built into the BlockCross Desktop Application to request contact from the SSGM agency trading desk. If the Subscriber does not elect to initiate a transaction with the SSGM agency trading desk, no information is communicated to the SSGM agency trading desk regarding the Subscriber's order or trade position. If the Subscriber elects to initiate a transaction with the agency trading desk, the Subscriber's order becomes ineligible for matching on BlockCross and is routed by the Front End to SSGM for execution. SSGM would act as broker and agent for both the Subscriber and the other party to the transaction that placed the order being represented by the Preferred IOI.

The Preferred IOI functionality does not actually execute IOIs, nor does it allow for any Subscriber name, order or trade position information to flow from the Front End to the SSGM agency trading desk. However, as described above, the SSGM agency trading desk is aware of the identity of certain Subscribers that are eligible to receive Preferred IOIs. The SSGM agency trading desk may elect (based upon which Subscribers it knows can receive Preferred IOIs) to direct any particular Preferred IOI to some, but not all, Subscribers. In these circumstances, the agency trading desk does not know whether any of the selected Subscribers have the relevant contra-side trading position that is necessary to actually receive the Preferred IOI. Accordingly, if the SSGM agency trading desk directs a Preferred IOI to a particular Subscriber, the absence of a response from that Subscriber could be due to a lack of interest in entering into the transaction in the underlying security or because the Subscriber never received the Preferred IOI because it did not have a contra-side trading position in the underlying security.

ACTIVITY ALERTS: Activity Alerts are a functionality of the Front End which notifies certain Subscribers of potential contra-side activity in the Front End that would otherwise be ineligible to match due to a variety of factors (e.g., when the Subscriber submitted the order in AutoEx mode, the Subscriber elected to set a minimum quantity that was greater than the available contraside interest). Activity Alerts notify Subscribers of such potential contra-side interest and allows the Subscribers on both sides to re-evaluate their previously selected order parameters (e.g., a Subscriber may remove their previously selected minimum quantity and accept a match for a lower number of shares).

Activity Alerts are automatically generated by the Front End from time to time throughout the trading day in accordance with parameters set by ILLC in its sole discretion. ILLC will work with Subscribers to customize such parameters thereby allowing Subscribers to tailor the amount and frequency in which they receive Activity Alerts. For example, Subscribers who have requested to receive no more than a certain number of Activity Alerts during a predetermined time period (e.g., over the course of one day) would not receive additional Activity Alerts once that threshold has been met. ILLC will implement such requests in its sole direction. The contra side information that may generate an Activity Alert includes both orders entered into the Front End System with an instruction from the Subscriber to automatically route to BlockCross and trading positions in a trade blotter integrated with the Front End System for which a Subscriber may or may not have provided instructions that its trading positions be routed to BlockCross. The Subscribers receiving an Activity Alert each receive a "pop-up" message on their Desktop Application. This message displays to each Subscriber the symbol and side of the potential trading opportunity and allows each Subscriber to accept or reject the message. In the event a Subscriber elects to accept the message, that Subscriber will receive an additional "pop-up" message and will be prompted to enter a size and limit price in the pop-up. If after each Subscriber makes the required entries, there is a match, the orders will execute (subject to any necessary verification of uncommitted trading interest) pursuant to the standard procedures described in Part III, Item 11(c). If one or both Subscribers receiving the message reject the Activity Alert, no matching occurs and the trading interest of both Subscribers retains its original parameters (e.g., price and size) and priority.

Activity Alerts do not identify the Subscriber with the contra side trade position or the size of the contra side order and will only be delivered to a Subscriber with contra-side interest in the Front End that satisfies the minimum trade order size requirements of BlockCross.

In order to receive Activity Alerts, a Subscriber must utilize the Front End in conjunction with the Desktop Application and have contraside interest that has been submitted in AutoEx mode. Those Subscribers that do not use the Desktop Application do not receive any Activity Alerts. Subscribers will only receive Activity Alerts related to contra-side activity submitted in AutoEx mode. Subscribers receiving Activity Alerts will not receive such alerts related to trading interest that has been submitted in Confirm Mode. Similarly, the Front End will not generate Activity Alerts based on trading interest submitted in Confirm Mode.

No Subscriber may opt out of having its information serve as the basis for an Activity Alert and no Subscriber that uses the Desktop Application functionality may opt out of receiving an Activity Alert.

UNCOMMITTED ORDERS: Subscribers may submit orders or trading interest designated as "committed" or "uncommitted." A committed order is an order submitted by a Subscriber for execution on BlockCross where the shares are unavailable for execution on any other platform. An uncommitted order is a "conditional" order submitted by a Subscriber to BlockCross where the shares underlying the order are being represented at another market center. In the event of a match where shares on one or both sides of the trading opportunity are uncommitted, the order will not execute until BlockCross has verified that the Subscribers' shares are still available. The ATS verifies that uncommitted trading interest is available following a match with eligible contraside trading interest by sending a "message" to the Subscriber's OMS system requesting that the Subscriber's OMS route any necessary and available shares (i.e., the shares that may be executed based on the match) to the ATS. The Subscriber's OMS system either responds by submitting a firm order or responds with a message back informing the ATS that the uncommitted shares are no longer available. Such messages do not identify the Subscriber with the contra side trade position.

CONFIRM MODE: Confirm mode allows Subscribers to submit conditional order interest to BlockCross that Subscribers must confirm or "firm-up" prior to any execution (such confirmation separate from verifying the availability of any uncommitted shares). The execution of an order in Confirm mode requires both Subscribers to a potential transaction to acknowledge a Preliminary Match (i.e., authorize the execution of their orders) within thirty seconds of the Preliminary Match.

Subscribers utilizing the Desktop Application are notified of a Preliminary Match by a "pop-up" message on their Desktop Application. This message displays symbol and side of the trading opportunity. Upon receipt of this message, each Subscriber may elect to trade, in which case each Subscriber must enter the number of shares they wish to trade. Subscribers may also elect to reject such messages. In the event both Subscribers elect to trade, the order will execute in the amount of the lesser of the two sizes entered (subject to any required verification of uncommitted shares) pursuant to the standard procedures described in Part III, Item 11(c). If one or both Subscribers receiving the message elect not to trade, no matching occurs and the trading interest of both Subscribers retains its original parameters (e.g., price and size) and priority. Desktop Application users may also establish a standing instruction to either (i) automatically accept, at the end of the thirty second confirmation time period, any Preliminary Matches under Confirm mode that the Subscriber has not otherwise manually rejected or accepted or (ii) automatically and immediately accept all Preliminary Matches under Confirm mode.

As stated above, Subscribers that use the Desktop Application may manually confirm a match; however Subscribers that do not utilize the Desktop Application must, to the extent they wish to utilize Confirm Mode, establish a standing instruction to automatically and immediately accept all Preliminary Matches.

Subscribers may submit uncommitted orders in confirm mode. In confirm mode, if a Subscriber integrates with the ATS through blotter integration, its order will always be designated as uncommitted. By default, the ATS will request the shares underlying an uncommitted order before notifying both parties of the match. If the shares are available, then the ATS will convert the order to a committed order for the duration of the match and notify both parties of the match. However, Subscribers that use the Desktop Application in conjunction with blotter integration may elect that the verification and conversion of an uncommitted order be delayed until the Subscriber has acknowledged a confirm match.

Once a Subscriber has been notified of a Preliminary Match, the order subject to that match becomes unavailable for other matching opportunities in the ATS during the "firm-up" period.

If a Subscriber on either side of a potential trade in Confirm trading mode fails to affirmatively acknowledge a match within the allotted thirty-second confirmation time period described above then no execution will result from the Preliminary Match. Further, where a Subscriber fails to affirmatively acknowledge a Preliminary Match within the thirty second confirmation time period, that Subscriber's order will be removed from the ATS, along with any other orders that Subscriber has in the ATS with the same symbol and side. If a Subscriber affirmatively acknowledges a Preliminary Match in circumstances where the other Subscriber to a potential trade does not, the Subscriber acknowledging the Preliminary Match will receive a message indicating that the match has timed out, although its order will not be cancelled and will retain its original time priority status.

b. *If yes to Item 9(a), are the terms and conditions governing conditional orders and indications of interest the same for all Subscribers and the Broker-Dealer Operator?*

☐ *Yes*   ☒ *No*

If no, identify and explain any differences.

Only institutional Subscribers and broker-dealer Subscribers acting in an agency capacity that utilize the Desktop Application and access the ATS via the Front End may manually transmit Subscriber Generated IOIs. Only institutional clients that use the Desktop Application may receive Subscriber Generated IOIs. Only ILLC may send Agency IOIs. Only those ATS Subscribers that have elected to download and use versions of the BlockCross Desktop Application that include the IOI functionality (Subscribers may choose to continue to use certain legacy versions of the Desktop Application where this functionality was not in operation) and that have opted in to receiving IOIs in this manner may receive Agency IOIs. Only ~~SSGM may send Preferred IOIs. Only users of certain versions of the Desktop Application~~

~~may receive Preferred IOIs. Only~~ users of the Desktop Application may receive Activity Alerts. Alerts are automatically generated by the Front End from time to time throughout the trading day in accordance with parameters set by ILLC in its sole discretion. ILLC will work with Subscribers to customize such parameters thereby allowing Subscribers to tailor the amount and frequency in which they receive Activity Alerts. For example, Subscribers who have requested to receive no more than a certain number of Activity Alerts during a predetermined time period (e.g., over the course of one day) would not receive additional Activity Alerts once that threshold has been met. ILLC will implement such requests in its sole direction. Institutional clients (i.e., non-broker-dealer Subscribers) may elect to only interact with trading interest of other institutional Subscribers in confirm mode. This counterparty permissioning functionality is not available to broker-dealer Subscribers. Subscribers that elect to use the Front End in conjunction with the Desktop Application may manually acknowledge a Preliminary Match in confirm mode, while other Subscribers may only use confirm mode by electing to use functionality whereby the order will automatically and immediately accept all Preliminary Matches in confirm mode.

Item 10: Opening and Reopening

a. *Explain how the NMS Stock ATS opens or re-opens for trading, including when and how orders and trading interest are priced, prioritized, matched, and executed, and identify any order types allowed prior to the start of regular trading hours or following a stoppage of trading in a security during regular trading hours.*

BlockCross does not perform an opening or reopening cross. BlockCross opens for trading on a security-by-security basis. Trading in a security begins once BlockCross has received a last sale eligible print in a security, during regular market hours, as reported by the SIP. Once BlockCross receives a last sale eligible print in a security, BlockCross applies the standard prioritization, matching, and execution rules noted in Part III Item 11(c).

BlockCross will accept orders beginning at 2:00 am. For priority purposes, an order's receipt time is the actual time of receipt by the ATS, regardless of whether an order is received prior, or during, regular trading hours (e.g., an order received at 2:30 a.m. ET has priority over an order received at 6:00 a.m. ET, and both orders have priority over an order received at 9:45 a.m. ET).

When BlockCross has received a notice that a security is subject to a regulatory halt, BlockCross automatically halts trading in the security. BlockCross does not cancel open order interest and continues to accept orders in a halted security. Order time of receipt, for priority purposes, is the time the order was actually received by the BlockCross system, and is not impacted by a trading halt (unless the trading halt delays BlockCross' receipt of the relevant order). BlockCross will resume trading in the security once it receives notice that the regulatory halt has been lifted.

Activity Alerts are not generated until the security has opened for trading on BlockCross. Subscribers may generate Subscriber Generated IOIs, and receive Agency IOIs ~~and Preferred IOIs~~ even if the security has not opened for trading on BlockCross.

b. *Are the processes and procedures governing opening and re-opening the same for all Subscribers and the Broker-Dealer Operator?*

☒ *Yes*   ☐ *No*

c. *Explain how unexecuted orders and trading interest are handled at the time the NMS Stock ATS begins regular trading at the start of regular trading hours or following a stoppage of trading in a security during regular trading hours.*

BlockCross maintains a specific price priority regardless of whether the order is received pre-open. As noted above, orders received during or prior to a trading halt are not cancelled and BlockCross uses their actual time of receipt for order priority purposes. Following lifting of a trading halt, orders are matched in accordance with BlockCross' standard order matching logic and priority. See Part III Item11(c).

d. *Are the processes or procedures governing unexecuted orders and trading at the time the NMS Stock ATS begins regular trading at the start of regular trading hours, or following a stoppage of trading in a security during regular trading hours, the same for all Subscribers and the Broker- Dealer Operator?*

☒ *Yes*   ☐ *No*

e. *Are there any differences between pre-opening executions, executions following a stoppage of trading in a security during regular trading hours, and/or executions during regular trading hours?*

☐ *Yes*   ☒ *No*

Item 11: Trading Services, Facilities and Rules

a. *Provide a summary of the structure of the NMS Stock ATS marketplace (e.g., crossing system, auction market, limit order matching book) and explain the means and facilities for bringing together the orders of multiple buyers and sellers on the NMS Stock ATS.*

BlockCross is a crossing system which allows Subscribers to enter orders in equity securities for prioritization and interaction with orders of other BlockCross Subscribers. BlockCross matches orders on a continuous basis during its hours of operation. All NMS Stocks are eligible for trading on

BlockCross. The systems related to the ATS support multiple trading modes (see Part III, Item 11(c)), conditional orders, IOIs, and Activity Alerts (see Part III, Item 9), as well as order routing functionalities that allow Subscribers to seek contra-side interest for their trading interest in other market centers while simultaneously exploring matching opportunities in BlockCross (see Part III, Item 5).

ILLC offers BlockCross Subscribers the ability to integrate the Subscriber's order book (in whole or in part) via blotter integration. Blotter integration is an automated solution that allows a Subscriber to copy and continuously and automatically "synchronize" all or a designated portion of its order blotter into the Front End. Other than the functionalities described in response to Part III, Items 9,11, and 15, orders are not displayed.

b. *Are the means and facilities required to be identified in Item 11(a) the same for all Subscribers and the Broker-Dealer Operator?*

☐ *Yes* ☒ *No*

If no, identify and explain any differences.

Only institutional Subscribers and broker-dealer Subscribers acting in an agency capacity may transmit Subscriber Generated IOIs. Only institutional clients that use the BlockCross Desktop Application may receive Subscriber Generated IOIs.

Only ILLC may send Agency IOIs. Only those ATS Subscribers that have elected to download and use versions of the BlockCross Desktop Application that include the IOI functionality (Subscribers may choose to continue to use certain legacy versions of the Desktop Application where this functionality was not in operation) and that have opted in to receiving IOIs in this manner may receive Agency IOIs.

~~Only SSGM may send Preferred IOIs. Only users of certain versions of the BlockCross Desktop Application that access the Front End through blotter integration may receive Preferred IOIs.~~

Only users of the BlockCross Desktop Application may receive Activity Alerts.

Activity Alerts are automatically generated by the Front End from time to time throughout the trading day in accordance with parameters set by ILLC in its sole discretion. ILLC will work with Subscribers to customize such parameters thereby allowing Subscribers to tailor the amount and frequency in which they receive Activity Alerts. For example, Subscribers who have requested to receive no more than a certain number of Activity Alerts during a predetermined time period (e.g., over the course of one day) would not receive additional Activity Alerts once that threshold has been met. ILLC will implement such requests in its sole direction.

Institutional clients (i.e., non-broker-dealer Subscribers) may elect to only interact with other institutional Subscribers in Confirm Mode. This counterparty permissioning functionality is not available to broker-dealer Subscribers.

c. *Explain the established, non-discretionary rules and procedures of the NMS Stock ATS, including order interaction rules for the priority, pricing methodologies, allocation, matching, and execution of orders and trading interest, and other procedures governing trading, such as price improvement functionality, price protection mechanisms, short sales, locked-crossed markets, the handling of execution errors, and the time-stamping of orders and executions.*

ORDER INTERACTION: Orders submitted in any trading mode, whether committed or uncommitted, are executed based on time priority, marketability and in accordance with the order's designated trading mode and any Subscriber-selected counterparty restrictions (i.e. for priority purposes, the ATS does not differentiate between orders based on trading mode or whether the order is committed or uncommitted).

There is no "tiering" of Subscribers for matching and execution purposes in BlockCross and marketable orders are executed based on time priority. Subscribers within a particular class (e.g., broker-dealer or institutional) do not receive matching and execution priority as compared to Subscribers in another class, and all trading modes receive the same execution priority. Where an order has been submitted in both AutoEx and Confirm modes (i.e., the order is eligible for execution under either mode), the order will first match in AutoEx mode in the event the eligible contra-party interest with highest time priority exists in both modes.

Orders will match where both orders are eligible to execute at the midpoint of the NBBO or at a price within the NBBO spread. If two or more orders with eligible limit prices have the same symbol and side, priority is given to the order deemed by BlockCross to have been received first. BlockCross does not permit the execution of orders when the NBBO is locked or crossed.

BlockCross currently supports the following reference prices for pegged orders (see Part III, Item 7): (1) Last Executed Price; (2) Volume Weighted Average Price; (3) Midpoint; (4) Market; and (5) Primary. Such orders will become eligible to execute when the reference price to which the order is pegged falls within the NBBO. The ATS does not adjust the time of receipt of pegged orders to account for reference price changes.

If any order submitted for execution to BlockCross remains unexecuted or only partially executed at any time during the trading day, those orders remain in BlockCross until the earlier of: (a) their full execution in BlockCross; (b) the end of the relevant trading day; (c) the Subscriber cancels the order; (d) with respect to "uncommitted" orders, the ATS is notified that the underlying shares of the order were executed in another trading venue, (e) the Subscriber fails to confirm a System Match in the confirm trading mode; (f) the Subscriber receives notification of a System or Preliminary Match under the relevant trading mode with respect to an uncommitted order and the Subscriber's system fails to indicate that a sufficient quantity of the shares are available to execute the match; (g) in the event that the connectivity between the Subscriber's systems and the ATS or Front End, as applicable, is disconnected or (h) the Subscriber logs out of or is otherwise disconnected from the BlockCross Desktop Application, unless the relevant Subscriber has provided a separate standing written instruction to BlockCross indicating this event should not result in the removal of any orders from BlockCross. If the size of a partially executed order is below the system's relevant minimum trade quantity (see Part III, Item 8), the order will remain in BlockCross as an order ineligible for execution until the Subscriber either cancels the order, adds sufficient shares to make the order eligible for matching and execution or the order otherwise expires at the end of the trading day.

COMMITTED AND UNCOMMITTED ORDERS: Uncommitted orders are not executed on BlockCross until BlockCross has verified that the Subscriber's shares are still available. Committed orders are available for matching and execution with other committed orders as well as uncommitted orders, so long as both orders have been submitted in the same trading mode. The ATS will attempt to verify uncommitted trading interest, following an initial match in either trading mode. The verification is an automated, system-to-system messaging process wherein the ATS communicates directly with a Subscriber's OMS/EMS system via FIX connection. The ATS has the ability to use other message types, as may be required by a Subscriber's systems. The verification process generally takes approximately 4.5 seconds. If after 4.5 seconds the Subscriber's system has not responded, the ATS will consider the shares unavailable.

TRADING MODES: Generally, trading interest submitted in AutoEx mode may be executed without further instruction from the Subscriber. The ATS must confirm the availability of any "uncommitted" shares submitted in AutoEx mode prior to execution. Trading interest submitted in Confirm mode must be confirmed or "firmed-up" prior to execution (such confirmation separate from confirming the availability of any uncommitted shares). Subscribers utilizing the Desktop Application may utilize both AutoEx and Confirm Modes to manually manage their trading interest in the Front End. Subscribers that do not utilize the Desktop Application may submit orders in AutoEx mode but must, to the extent they wish to utilize Confirm mode, establish a standing instruction to automatically and immediately accept all Preliminary Matches for their orders submitted in Confirm mode.

Orders submitted in AutoEx mode are available for matching and execution with other orders submitted in AutoEx mode but are not eligible for matching with orders submitted in Confirm mode. Orders submitted in Confirm mode are available for matching and execution with other order submitted in Confirm mode but are not eligible for matching with orders AutoEx mode.

AUTOEX MODE: Subscribers submitting orders in AutoEx mode may select any available pricing instructions (see Part III, Item 7), an ultimate limit price, and may designate a minimum quantity. In AutoEx mode, a committed order will be executed automatically when eligible committed contra-side interest is identified. Following a match where one or both sides of the match are uncommitted, the ATS must first verify that the uncommitted shares are still available ("**Preliminary Match**").

Following a Preliminary Match, and during the verification process, neither an uncommitted order nor a committed order will be available for other matching opportunities in the ATS.

After a Preliminary Match and after the ATS has completed the verification process, the following may occur: (1) Shares underlying the uncommitted order are available: The ATS will convert the uncommitted order to a committed order and, to the extent eligible committed contra-side interest remains available, the order is automatically executed in BlockCross. In the event the contra-side interest is no longer available, the match will not result in an execution and the initially uncommitted order will be converted back to an uncommitted order and will retain its original priority; (2) Shares underlying an uncommitted order are unavailable: The uncommitted order will not be converted to a committed order, the match will not result in an execution, and the uncommitted order will be cancelled; (3) Both sides available but match and execution result in a partial fill: If the match and execution result in a partial fill of the Subscriber's formerly uncommitted order, the remaining shares retain the designation of committed in BlockCross for a limited time to allow the system to seek other matching opportunities. This period of time generally takes no more than five seconds from the time of the Subscriber's last execution and is reset following each execution for a maximum of 45 seconds. In each case, following the release of any shares underlying a committed order, the order associated with those shares returns to the status of uncommitted in BlockCross ATS and retains its original time priority status.

BlockCross will attempt to execute all AutoEx orders at the midpoint of the NBBO (or some price within the NBBO spread) at the time that BlockCross ATS determines that orders are eligible to cross. If at the time of order print the original midpoint match price is no longer within the NBBO (i.e., where one or more orders were uncommitted), the execution price will be increased to the best (i.e., highest) available bid price at the time of order print (if such bid is higher than the original midpoint match price at such time) or decreased to the best (i.e., lowest) available offer price at time of order print (if such offer is lower than the original midpoint match price at such time).

ACTIVITY ALERTS: In the event a Subscriber receives an Activity Alert (see Part III, Item 9) a message will appear on the Subscriber's Desktop Application alerting the Subscriber of potential contra-side activity in the Front End. Activity Alerts display the symbol and side of the orders and do not display the size of the order or the identity of the potential counter party. Upon receiving the Activity Alert, each Subscriber may accept or reject the notification. In the event both Subscribers accept, each Subscriber will receive a pop-up on their Desktop Application that will allow each Subscriber to enter a quantity and limit price at which they are willing to trade. If after this process the match is eligible for execution, the order will execute in accordance with the process listed above. If after this process the match is ineligible for execution, no execution will occur and each order retains its original priority as well as its original price and size conditions. In the event one or both of the Subscribers reject the Activity Alert, no match will occur and each order retains its original priority as well as its original price and size conditions.

CONFIRM MODE: Confirm mode allows Subscribers to submit conditional order interest that Subscribers must confirm or "firm-up" prior to any execution (such confirmation separate from verifying the availability of any uncommitted shares). Subscribers submitting orders or trading interest in Confirm mode may select any available pricing instructions (see Part III, Item 7) and set an ultimate limit price. In the event the Front End identifies a natural trading opportunity (e.g. the pricing instructions for both sides have been met and the orders are eligible for trading), both the buyer and the seller will receive notification of the potential trading opportunity ("**System Match**"). The notification received will identify the symbol and side of the trading opportunity and allow the Subscriber to enter the amount of shares they are willing to trade.

The execution of an order in Confirm mode requires both Subscribers to a potential transaction to acknowledge a System Match (i.e., authorize the execution of their orders) within thirty seconds of the System Match. Once a Subscriber has been notified of a System Match, the order subject to that match becomes unavailable for other matching opportunities in the ATS during the "firm-up" period (see also Part III, Item 9). Subscribers that use the BlockCross Desktop Application may manually confirm a match. Additionally, Desktop Application users may establish a standing instruction to either (i) automatically accept, at the end of the thirty second confirmation time period, any System Matches under Confirm mode that the Subscriber has not otherwise manually rejected or accepted or (ii) automatically and immediately accept all System Matches under Confirm mode. Subscribers that do not utilize the Desktop Application must, to the extent they wish to utilize Confirm mode, establish a standing instruction to automatically and immediately accept all System Matches.

If a Subscriber on either side of a potential trade in Confirm trading mode fails to affirmatively acknowledge a match within the allotted thirty-second confirmation time period described above then no execution will result from the System Match. Further, where a Subscriber fails to affirmatively acknowledge a System Match within the thirty second confirmation time period, that Subscriber's order will be removed from the ATS, along with any other orders from that Subscriber with the same symbol and side.

If a Subscriber affirmatively acknowledges a System Match in circumstances where the other Subscriber to a potential trade does not, the Subscriber acknowledging the System Match will receive a message indicating that the match has timed out, although its order will not be cancelled and will retain its original time priority status.

As noted above, Subscribers may submit uncommitted orders in Confirm Mode. In Confirm Mode, if a Subscriber integrates with the ATS through blotter integration, its order will always be designated as uncommitted, unless the Subscriber then elects to set all or a portion of the order as an AutoEx order.

By default, the ATS will request the shares underlying an uncommitted order before notifying both parties of the match. If the shares are available, then the ATS will convert the order to a committed order for the duration of the match and notify both parties of the match. However, Subscribers that use the Desktop Application in conjunction with blotter integration may elect that the verification and conversion of an uncommitted order be delayed until the Subscriber has acknowledged a confirm match.

As noted above, Subscribers that do not use the Desktop Application cannot manually acknowledge a System Match and may only use Confirm Mode by electing to use a standing instruction to automatically and immediately accept all System Matches in Confirm Mode. Separately, only Subscribers that use the Desktop Application in conjunction with blotter integration may elect that the conversion of an uncommitted order be delayed until the acknowledgment of a Confirm Match.

CONFIRM (BUYER RESPONDS FIRST): When two orders are eligible to match at the midpoint of the NBBO, BlockCross captures the midpoint of the NBBO at the times that each of the buyer and seller affirmatively acknowledge a match and prices and executes all orders at the lower of these two midpoints. However, if the lower of these two midpoints is no longer within the NBBO at the time of order print, the execution price will be increased to the best (i.e., highest) available bid price at the time of order print (if such bid is higher than the lower of these two captured midpoints at such time) or decreased to the midpoint of the NBBO at the time of order print (if the best offer at the time of order print is lower than the lower of these two captured midpoints). Additionally, if the ATS cannot effect a transaction at a designated execution price (as described above) no transaction will occur (that is, the ATS will NOT effect a transaction at the closest eligible execution price).

CONFIRM (SELLER RESPONDS FIRST): When two orders are eligible to match at the midpoint of the NBBO, BlockCross ATS captures the midpoint of the NBBO at the times that each of the buyer and seller affirmatively acknowledge a match and prices and executes all orders at the higher of these two midpoints. However, if the higher of these two midpoints is no longer within the NBBO at the time of order print, the execution price will be increased to the midpoint of the NBBO at the time of order print (if the best bid at the time of order print is higher than the higher of these two captured midpoints at such time) or decreased to the best (i.e., lowest) available offer price at the time of order print (if such offer is lower than the higher of these two midpoints). Additionally, if the ATS cannot effect a transaction at a designated execution price (as described above) no transaction will occur (that is, the ATS will NOT effect a transaction at the closest eligible execution price).

PRICE PROTECTION: Confirm mode offers an optional "price protection" feature in Confirm Mode to mitigate the impact of price movement during the thirty second confirmation time period. This feature is a default functionality of BlockCross, but Subscribers may affirmatively elect to have it deactivated for their confirm mode trades. The price protection feature calculates a standardized maximum and standardized minimum allowable trade execution price for each of the buyer and seller, respectively, based on criteria (e.g., spreads that vary based on range of publicly traded price of the underlying security) set by BlockCross in its sole discretion. If the actual trade execution price, as calculated above, would violate these maximum or minimum prices, there will be no trade. See Exhibit 3.

SHORT SALES: BlockCross is designed to operate in compliance with the requirements of Reg. SHO when accepting or executing orders. Accordingly, once a circuit breaker has been triggered, the Rule 201 price test restriction will apply to short sale orders in that security for the remainder of the day and the following day, unless an exemption applies. BlockCross will only accept orders marked "short exempt" from broker-dealer Subscribers.

EXECUTION ERRORS: For bona fide errors (as defined in FINRA Rule 6191) and other general errors made by ILLC or a client, ILLC handles execution errors occurring within the ATS in accordance with the Firm's internal policies and procedures (the "Error Procedures").

The Error Procedures require that a relevant Principal or delegate be notified of any error occurring within the ATS. For general errors (e.g., technology, administrative) ILLC will determine the best course of action, including cancelling both sides of the erroneous trade, based on internal policy and, on a case-by-case basis, the facts and circumstances of each error. ILLC handles executions at clearly erroneous prices in accordance with the applicable rules of the SRO, including FINRA Rule 11891.. Following a determination of erroneous trading by the primary market, ILLC will cancel both sides of any erroneous trade.

d. *Are the established, non-discretionary rules and procedures required to be identified in Item 11(c) the same for all Subscribers and the Broker-Dealer Operator?*

☐ *Yes*   ☒ *No*

If no, identify and explain any differences.

See response to Part III, Item 11(b).

Item 15: Display

a. *Does the NMS Stock ATS operate as an Electronic Communication Network as defined in Rule 600(b)(23) of Regulation NMS?*

☐ *Yes*   ☒ *No*

b. *Are Subscriber orders and trading interest bound for or resting in the NMS Stock ATS displayed or made known to any Person (not including those employees of the NMS Stock ATS who are operating the system)?*

☒ *Yes*   ☐ *No*

If yes, explain the display procedures, including how and when Subscriber orders and trading interest are displayed, how long orders and trading interest are displayed, what information about orders and trading interest is displayed, and the functionality of the Broker-Dealer Operator and types of market participants that receive the displayed information.

All orders submitted to BlockCross pass through the Front End system. Where an order passes through the Front End, including where a previously submitted order is modified, the terms of such order, including the identity of the Subscriber submitting the order, are displayed to the Front End. The Front End also receives messages indicating when an order has been executed in the ATS (in whole or in part) and where an order has been cancelled (in whole or in part). Additionally, the Front End receives messages related to the status of conditional trading interest, including: (1) where an uncommitted order has been changed to a committed order; (2) System Matches of trading interest (e.g., requests to "firm up" in Confirm Mode) and Subscriber responses; (3) Preliminary Matches of trading interest submitted in AutoEx Mode and

Subscriber responses (e.g. matches involving uncommitted orders).

ACTIVITY ALERTS: Activity Alerts display only symbol and side of the contra-side interest and are only received by Desktop Application Users. Activity Alerts are only displayed to BlockCross Subscribers.

CONFIRM MODE: System Matches of trading interest (e.g., requests to "firm up" in Confirm Mode) display only symbol and side of the contra-side interest and are only received by Desktop Application Users. System Matches are only displayed to BlockCross Subscribers and remain displayed for no more than 30 seconds.

SUBSCRIBER GENERATED IOIS: Subscriber Generated IOIs are displayed to the market participants listed in Part III, Item 9 and to BlockCross Subscribers utilizing the Desktop Application. Subscriber Generated IOIs are displayed as "BLKX" on Bloomberg and NYSE's ioinet and include symbol and side but the identity of the Subscriber sending the IOI is not displayed. IOIs received by Subscribers utilizing the Desktop Application display only symbol and side. Subscribers may elect to send an IOI once, or may elect to have the system resend the IOI , at intervals that must be at least 30 minutes long.

AGENCY IOIS: The Agency IOI functionality does not allow for any Subscriber name, order or trade position information to flow from the Front End to the ILLC agency trading desk. However, as described in response to Part III, Item 9, the ILLC agency trading desk is aware of the identity of Subscribers that are eligible to receive Agency IOIs. Subscribers will remain eligible to receive Agency IOIs unless the Subscriber elects to no longer receive such IOIs.

Subscribers receiving an Agency IOI would receive a "pop-up" message on their Desktop Application alerting the Subscriber to the trading opportunity. The "pop-up" message displays to the receiving Subscriber symbol, side, and size of the trading opportunity.

~~PREFERRED IOIS: The Preferred IOI functionality does not allow for any Subscriber name, order or trade position information to flow from the Front End to the SSGM agency trading desk. However, as described in response to Part III, Item 9, the SSGM agency trading desk is aware of the identity of certain Subscribers that are eligible to receive Preferred IOIs. Subscribers will remain eligible to receive Preferred IOIs unless the Subscriber elects to no longer receive such IOIs.~~

Other than the functionalities described above and in response to Part III, Items 9 and 11, orders are not displayed.

c. *If yes to Item 15(b), are the display procedures required to be identified in*

15(b) the same for all Subscribers and the Broker-Dealer Operator?

☒ *Yes*　　☐ *No*

Item 19: Fees

    a. *Identify and describe any fees or charges for use of the NMS Stock ATS services, including the type of fees (e.g., subscription, connectivity), the structure of the fees (e.g., fixed, volume-based, transaction-based), variables that impact the fees (e.g., types of securities traded, block orders, form of connectivity to the ATS), differentiation among types of Subscribers (e.g., broker-dealers, institutional investors, retail) and range of fees (e.g., high and low).*

    ILLC charges Direct Subscribers to BlockCross on a per share basis. ILLC does not charge Subscribers access fees (e.g. monthly access fees, hookup fees, port fees, or connection fees). Fees charged for executions within BlockCross are not standardized.

    For Direct Subscriber order flow to BlockCross, Subscribers are charged a commission in the range of $0 - $0.02 per share for executions in BlockCross. The fee associated with BlockCross may vary within the ranges above based on the Direct Subscriber's trading volume and or the level of service required by each client, including, but not limited to, whether a client will utilize ILLC execution services, research services, analytics tools, Instinet Algorithms, or OMS/EMS systems. Additionally, the level of custom modifications to each product requested by the client may impact pricing.

    b. *Identify and describe any fees or charges for use of the NMS Stock ATS services that are bundled with the Subscriber's use of non-ATS services or products offered by the Broker-Dealer Operator or its Affiliates, including a summary of the bundled services and products, the structure of the fee, variables that impact the fee, differentiation among types of Subscribers, and range of fees.*

    Fees charged for Indirect Subscriber order flow (orders and trading interest routed by an Instinet Trading Product or submitted to an Instinet Trading Desk for further handling and execution) are not standardized and are individually negotiated.

    Instinet generally operates under two pricing models, All-In and Cost Plus. Clients utilizing the All-In pricing model would pay an agreed upon per-share commission regardless of destination. ILLC may charge a commission in the range of $0.0001 - $0.10.

    Clients utilizing the Cost Plus model would pay the cost of execution plus commission (e.g., client would pay $0 - $0.02 per share for executions in BlockCross plus that client's individually negotiated commission).

The variables that impact pricing include the expected trading volume of the client and the level of service required by each client, including, but not limited to, Subscriber clearing type, whether a client will utilize ILLC execution services, research services, analytics tools, Instinet Algorithms, or OMS/EMS systems. Additionally, the level of custom modifications to each product requested by the client may impact pricing.

Each client's category (broker-dealer or institutional) is not considered in each such clients commission rates.

c. *Identify and describe any rebate or discount of fees or charges required to be identified in Items 19(a) and 19(b), including the type of rebate or discount, structure of the rebate or discount, variables that impact the rebate or discount, differentiation among types of Subscribers, and range of rebate or discount.*

BlockCross does not offer rebates or discounts to Subscribers. ~~Instinet does not charge SSGM for executions in BlockCross pursuant as a condition of Instinet's purchase of BlockCross from SSGM.~~

Item 22: Clearance and Settlement

a. *Describe any procedures and material arrangements undertaken to facilitate the clearance and settlement of transactions on the NMS Stock ATS (e.g., whether the ATS becomes a counterparty, whether it submits trades to a registered clearing agency, or whether it requires Subscribers to have arrangements with a clearing firm).*

ILLC is a self-clearing broker and a member of the National Securities Clearing Corporation ("**NSCC**") and the Depository Trust Company ("**DTC**"). ILLC becomes a counterparty to each side of any transaction executed on the ATS. ILLC does not custody funds or securities for Subscribers and settles all transactions effected on the ATS with the Subscriber or the Subscriber's custodian, prime broker or other settlement agent, in accordance with settlement instructions provided by the Subscriber to ILLC. For Subscribers settling via the facilities of the NSCC, ILLC submits each transaction to the NSCC for clearance (either for trade matching with the NSCC member contra or on a locked-in basis, such as through a Qualified Special Representative arrangement), with the legal obligation for settlement of the transaction transferring from ILLC to NSCC once NSCC has novated the submitted transaction and final settlement through the facilities of the DTC. For Subscribers settling via the facilities of the DTC, ILLC submits transaction information to OMGEO or DTC for affirmation prior to final settlement via the facilities of the DTC.

ILLC utilizes certain Broadridge Financial Solutions, Inc. systems and services for the purposes of recordkeeping, clearance and trade settlement processing.

ILLC will designate a small portion of transactions executed for settlement on , a platform operated by Paxos Trust Company, LLC ("**Paxos**"), a New York State limited purpose trust company and DTC participant. Paxos received a no-action letter from staff at the SEC's Division of Trading and Markets (the "No-Action Letter") indicating that the staff would not pursue a referral to the enforcement division against Paxos under Section 17A(b)(1) of the Securities Exchange Act of 1934 if Paxos fails to register with the Commission as a clearing agency in connection with its operation of the PSS.

Paxos uses a proprietary blockchain-based cryptographic ledger that records ownership of securities and cash resulting from settlement of securities transactions between participants on the platform. The PSS facilitates settlement on a simultaneous DvP basis, and therefore, at the time an executed trade is submitted to the PSS, the counterparties must be existing PSS participants who have designated Paxos as the settlement location for that trade.

In the initial phase, ILLC will settle a limited number of symbols against a small number of (up to six (6)) broker-dealer Subscribers who are also Paxos participants. As Paxos onboards additional participants to the PSS, ILLC will work with Paxos and the PSS participants who are also broker-dealer Subscribers to confirm the selection of securities which have been deemed eligible for inclusion in the pilot phase in accordance with the No-Action Letter (each, an "Active Security"), and the date that ILLC will begin routing executions in those symbols to Paxos for settlement.

ILLC will systematically identify the executions involving (i) a Subscriber who is a PSS participant and (ii) an Active Security, and submit such executions to Paxos for settlement in accordance with the operating procedures of the PSS. This will not affect standard settlement procedures for Subscribers who are not PSS participants. ILLC is under no obligation to submit trades to the PSS for settlement and may, in its sole discretion, elect to cease the submission of trades of an Active Security or of a specific PSS participant to the PSS at any time and for any reason. In the event of such an election by ILLC, trades of the relevant security will clear and settle in accordance with the Subscriber's default settlement instructions. ILLC will provide notice to any impacted Subscriber, but may, where necessary, elect to cease submission to the PSS prior to notifying the Subscriber of the change.

As stated above, ILLC is a counterparty to all transactions on the ATS by acting as agent and executing broker for Subscribers on both the buy and sell sides of a transaction. When a Subscriber that is a PSS participant receives an execution in the ATS on one of the selected symbols, that Subscriber's side of the trade will be submitted to Paxos for settlement. The contra side of that execution (if not also a PSS participant) will be handled in accordance with

~~ILLC's ordinary settlement procedures.~~

~~At predetermined intervals on each trading day, Paxos will monitor the volume of executions routed to PSS for settlement to ensure compliance with the volume limits set forth in the operating procedures of the PSS and the No-Action Letter. Paxos will utilize the following limits as daily targets for the share volume submitted to the PSS (the "Volume Limits"): (1) less than 100,000 shares per security, per counterparty pair; and (2) aggregate shares per security across all counterparty pairs of less than 1% of the total average daily trading volume of the respective security.~~

~~At each interval, Paxos will determine whether the Volume Limits have been reached and assess the risk of each Volume Limit being exceeded before the market close. In the event Paxos determines that an Active Security has met, or is at risk of exceeding, the Volume Limits, Paxos may, in its sole discretion, elect to stop the submission of trades in an Active Security. Following such an election, the relevant security will be ineligible for settlement on the PSS for three (3) business days, during which Paxos will determine, based on the relevant security's trading behavior, if the security can be reinstated for settlement on the PSS.~~

~~Paxos will promptly notify ILLC in the event that ILLC needs to stop the submission of trades of an Active Security intraday. Paxos will also notify ILLC in the event that a Paxos participant is no longer a PSS participantresult of any such notification from Paxos, ILLC personnel will remove the relevant security and/or PSS participant from the ATS component responsible for the systematic identification of executions for submission to Paxos. Following such removal, ILLC personnel will notify Paxos of its completion. Executions involving a security or Subscriber which Paxos has removed from PSS eligibility will clear and settle in accordance with the Subscriber's default settlement instructions until such time as Paxos notifies ILLC that the relevant security and/or PSS participant may resume submission to the PSS.~~

~~The relationship between Paxos and ILLC described above does not impact the application of ILLC's rules and procedures discussed elsewhere on this Form ATS-N.~~

b. *Are the procedures and material arrangements undertaken to facilitate the clearance and settlement of transactions on the NMS Stock ATS the same for all Subscribers and the Broker-Dealer Operator?*

☐☒ *Yes*   ☒☐ *No*

If no, identify and explain any differences.

~~As stated above, where the Subscriber is a Paxos participant will be~~

Item 23: Market Data

    a. Identify the sources of market data used by the NMS Stock ATS (e.g., proprietary feed from a national securities exchange, feed from the securities information processor ("SIP")), and how the ATS uses market data from these sources to provide the services that it offers, including how the ATS uses market data to determine the NBBO and protected quotes, and display, price, prioritize, execute, and remove orders and trading interest on the ATS.

BlockCross consumes the Securities Information Processor feed (SIP) for matching purposes as well as for Activity Alerts, Subscriber Generated IOIs, and ~~Preferred~~Agency IOIs. The SIP data feeds are combined by an ILLC market data consolator that sits outside of the ATS and calculates a consolidated NBBO based on the SIP. The ATS utilizes the NBBO to price, prioritize and execute orders as described in Part III, Item 11.

The ATS is designed to operate in compliance with all applicable rules and regulations (e.g., Reg NMS, Reg SHO, etc.). The ATS can also use market data from the SIP to interpret any condition disseminated by the marketplace (e.g. Limit Up/Limit Down bands).

    b. Are the sources of market data and how the NMS Stock ATS uses market data for the services that it offers the same for all Subscribers and the Broker-Dealer Operator?

☒ *Yes*   ☐ *No*